February 18, 2026

Mihael Polymeropoulos
Chief Executive Officer
Vanda Pharmaceuticals Inc.
2200 Pennsylvania Avenue NW
Suite 300E
Washington, DC 20037

       Re: Vanda Pharmaceuticals Inc.
           Registration Statement on Form S-3
           Filed February 12, 2026
           File No. 333-293404
Dear Mihael Polymeropoulos:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tyler Howes at 202-551-3370 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:    Gregg A. Griner, Esq.